April 20, 2016

VIA HAND DELIVERY AND EDGAR

Jay Ingram

Legal Branch Chief

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Ingevity Corporation Amended Registration Statement on Form 10-12B Filed April 04, 2016 File No. 001-37586

Dear Mr. Ingram:

On behalf of our client, Ingevity Corporation (“Ingevity” or the “Company”), set forth below are the responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated April 15, 2016, regarding the Company’s Amended Registration Statement on Form 10 (File No. 001-37586) (the “Form 10”) filed on April 4, 2016. In connection with this letter responding to the Staff’s comments, we are filing with the Commission Amendment No. 4 to the Form 10 (“Amendment No. 4”). For the Staff’s convenience, a copy of this letter, along with a marked electronic copy of this Amendment No. 4, is being provided to show the revisions from the version of the Form 10 filed on April 4, 2016.

April 20, 2016

For your convenience, the Staff’s comments are set forth in bold, followed by responses on behalf of the Company. Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 4. All page references in the responses set forth below shall refer to pages of the information statement filed as Exhibit 99.1 (the “Information Statement”) to Amendment No. 4.

Amendment No. 3 to the Form 10-12B Filed April 4, 2016

General

1.	We note the additional information you provided in your response to comment 8 of our letter dated March 21, 2016. As previously requested, please quantify and more fully explain the most significant assumptions that changed in WestRock’s fair value determinations of its Specialty Chemicals segment as of the merger date and during the period ended December 31, 2015.

Response: In response to your question, WestRock has provided the following information:

Since the merger, Ingevity’s financial results declined significantly from expectations embedded in forecasts prepared at the time of the merger. Ingevity recorded calendar 2015 revenue of $968 million and Income before income taxes of $138 million, with significant weakness emerging in the 4th calendar quarter. This compared to calendar 2014 revenue of $1.04 billion and Income before income taxes of $203 million. Fourth calendar quarter 2015 revenue and Income before income taxes were $210 million and $18 million, respectively, compared to revenue of $241 million and Income before income taxes of $43 million in the fourth calendar quarter of 2014.

Ingevity faced several new and unexpected market and operational challenges in the 4th calendar quarter of 2015. The business experienced an unusual concentration of significant scheduled maintenance outages in the period and these outages ran longer than planned. Lower crude oil prices and their impact on drilling and production activity pressured the Oilfield Technologies business. Industrial Specialties revenue experienced pricing pressure from both competitive substitutes and the devaluation of the Euro and the Brazilian Real. In addition, the operations in both Brazil and the startup of the new plant in China did not perform at levels envisioned in the forecast prepared at the time of the merger. These negatives more than offset strong growth in Automotive Carbon and Pavement Technologies.

April 20, 2016

As a result of the new market and operational environment, Ingevity management updated its calendar 2016 Operating Plan and long range outlook. Ingevity management expected headwinds to continue into 2016 and beyond, with assumptions of oil prices remaining in the $30-40/bbl range based on New York Mercantile Exchange crude oil futures curves in January 2016. In addition, the US dollar was expected to continue to strengthen, negatively impacting the results from Europe, Brazil and China. Ingevity management’s projections called for volume growth partially offset by continued price degradation in industrial specialties and FX impacts. The projections included selling, general and administrative costs, supply chain and cost reductions and improved margins from plant productivity, to reflect reaction to the market environment. Finally, given these expected business conditions, Ingevity slightly reduced its capital investments to match against the lower earnings outlook. The net result of management’s 2016 Operating Plan revisions and revisions of their long range outlook resulted in WestRock’s revision of the fair market value determination.

Information Statement filed as Exhibit 99.1

Risk Factors, page 19

Our Performance Chemicals segment is highly dependent on CTO...., page 23

2.	We note the additional disclosures you provided in your response to comment 3 of our letter dated March 21, 2016. We also note the terms of the revised long-term supply agreement with WestRock includes provisions that provide: a premium for volume and length of supply; a pricing floor that you state could materially and adversely affect your results of operations; and, a meet-or-release provision. Without context regarding: the variability of market prices of CTO; the magnitude of the premium and floor; or, the likelihood the pricing floor or meet-or-release provision may be triggered during the term of the agreement, it is difficult to evaluate this risk on your results. Please revise your disclosures to provide additional information to enable investors to better assess this risk. Please also revise your disclosures to address the pricing terms of your sales agreements with customers, including your ability to pass through changes in costs.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the terms of the long-term supply agreement with WestRock have been revised and the risks are no longer applicable under the terms of the new agreement. The revised agreement does not include a meet-or-release provision and the pricing premium included in the prior draft has been eliminated and replaced with amended performance based incentives which align the objectives of the Company and WestRock. The terms of the minimum price floors in the agreement have also changed to minimize the risk of a potential adverse impact on the Company and the Company has adjusted the risk factors in the Form 10 accordingly. The Company believes that the minimum price floors and incentives are reflective of the market and consistent with our other supply agreements. Furthermore, the market price has consistently exceeded the level of the revised price floors over the prior decade. The Company has evaluated the new agreement and its impact on our pro forma income statement. The pro forma adjustment also includes incremental costs of less than $1 million associated with this new agreement calculated by applying the new agreement’s pricing and incentive terms to the actual purchased volumes in 2015. The revised agreement has been filed as Exhibit 10.6 and the Information Statement has been revised on pages 6, 70, 79 and 112 to reflect the revisions to the agreement and the corresponding changes to the risk factor on page 23.

April 20, 2016

The Separation, page 36

Treatment of Equity Awards, page 40

3.	Please disclose and discuss the impact of the vesting of equity awards held by your employees and the terms and timing of your reimbursement to WestRock for the related cost. Please reflect the impact in the pro forma financial statements, to the extent applicable.

Response: In response to the Staff’s comment, the disclosures on pages 40 and 105 have been revised to state that Ingevity is responsible for reimbursing WestRock on an ongoing basis for the cost of WestRock equity-based incentive awards held by Ingevity employees based on the fair market value of a WestRock share on the vesting date in the case of restricted stock units and performance stock units, and, in the case of stock options or stock appreciation rights, based on the difference between the per share exercise price and the fair market value of a WestRock share on the exercise date. WestRock and Ingevity will cooperate so that the value of any tax benefit realized by WestRock in connection with the vesting or exercise of WestRock equity awards held by Ingevity employees will be transferred to Ingevity. Additionally, the pro forma financial statements have been revised on page 44 to reflect the impact of the reimbursement to WestRock expected at date of separation.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Ingevity, page 49

Separation and Distribution impact on liquidity, page 60

4.	Please address the impact of the separation and distribution on your long term cash flow requirements.

Response: In response to the Staff’s comments regarding the impact of the separation and distribution on its long term cash flow requirements, the Company acknowledges that it has entered into a five-year committed bank facility with a syndicate of thirteen banks providing up to $700 million of borrowing capacity for general corporate purposes. The Company intends to utilize a portion of this capacity to fund the payment of a dividend, distribution or other cash transfer to WestRock as well as to provide liquidity for the funding of a trust account. The Company expects it will generate operating cash flow sufficient to meet any and all requirements for capital expenditures, working capital and mandatory debt service requirements under this financing arrangement. In addition, the Company expects to generate sufficient cash flow each year for the repayment of additional debt beyond its mandatory requirements under its financing arrangements. The Company acknowledges its management team has consulted with a number of advisors on its proposed capital structure including its leverage and believes the structure as proposed is appropriate. In this respect we have updated our disclosures within Liquidity & Capital Resources to address the impact of the separation and our long-term liquidity on page 60.

April 20, 2016

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

5.	Please make arrangements with your auditor to revise their report to indicate the city and state in which their report was issued, as required by Rule 2-02(a) of Regulation S-X.

Response: In response to the Staff’s comment, the Financial Statements have been revised on page F-2 to include the city and state in which the audit report was issued.

* * * * * *

April 20, 2016

In response to your request, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information, please do not hesitate to contact the undersigned at (212) 403–1065 or at CNDarnell@wlrk.com.

Sincerely yours,

/s/ Chelsea N. Darnell, Esq.

Wachtell, Lipton, Rosen & Katz

Enclosures

CC:	Robert B. McIntosh, Esq.
Executive Vice President, General Counsel and Secretary, WestRock Company

Katherine Pryor Burgeson, Esq. Senior Vice President, General Counsel and Secretary, Ingevity Corporation Gregory E. Ostling, Esq. Partner, Wachtell, Lipton, Rosen & Katz